SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

Explanatory Note

This Form 11-K/A amends and restates the annual report on Form 11-K filed June 23, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of Dominion Transmission and Hope Gas Union Savings Plan for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO as of and for the year ended December 31, 2003 and 2002.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	4
Notes to Financial Statements	5 - 12
Supplemental Schedules as of and for the Year Ended December 31, 2003:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	13
Form 5500, Schedule H, Item 4(j): Schedule Of Reportable Transactions	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Dominion Resources, Inc. and Trustee and Participants
of the Dominion Transmission / Hope Gas Union Savings Plan for Employees Represented by
the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Dominion Transmission and Hope Gas Union Savings Plan for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 7, 2004

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002

Assets:

Investments	$ 194,543,389	$ 186,727,688
Receivables	1,303,709	6,869,309
Cash	─	5,258,289
Total Assets	195,847,098	198,855,286

Liabilities:

Payables for Investments Purchased	1,521,225	11,958,765
Administrative Expenses Payable	27,827	-
Other	─	12,153
Total Liabilities	1,549,052	11,970,918

NET ASSETS AVAILABLE FOR BENEFITS	$ 194,298,046	$ 186,884,368

The accompanying notes are an integral part of the financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions:
Investment Income:
Dividends	$ 3,716,605
Interest	142,582
Net Appreciation in Fair Value of Investments	17,169,718
Income from Master Trust	4,966,467

Total Investment Income	25,995,372

Contributions:
Participants	4,755,781
Employers	1,466,283

Total Contributions	6,222,064

Total Additions	32,217,436

Deductions:
Benefits Paid to Participants	24,345,487
Administrative Expenses	145,065

Total Deductions	24,490,552

NET INCREASE BEFORE TRANSFERS	7,726,884

NET TRANSFER OF PARTICIPANTS' ASSETS FROM THE PLAN TO OTHER PLANS	(313,206)

NET INCREASE	7,413,678

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	186,884,368

End of Year	$ 194,298,046

The accompanying notes are an integral part of the financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Transmission and Hope Gas Union Savings Plan for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL -The Plan is a defined contribution plan covering union eligible employees of Dominion Transmission, Inc. and Hope Gas, Inc. (the Employers) who are age 18 or older. Dominion Transmission, Inc. and Hope Gas, Inc. are wholly-owned subsidiaries of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N. A. serves as the Trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. Contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer contributes amounts equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. The Employer's matching contribution is increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)
Certus Stable Value Fund (Certus Fund)

Common/Collective Trust:

Capital Guardian Balanced - Aggressive Growth
Capital Guardian Balanced - Conservative
Capital Guardian Balanced - Moderate
Large Cap Value Fund
Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund
Small Cap Value Fund
Small Cap Growth Fund
Euro Pacific Growth Fund

Company Contributions: Employer's matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of the Company Match Account into another investment option at anytime.

g. PARTICIPANT LOANS: Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a bi-monthly basis. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2)  Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(3)  Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(4) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2003 and 2002, are investments in Dominion Common Stock amounting to approximately $80 million and $93 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002

Dominion Common Stock *	$ 1,251,460	$ -
Dominion Common Stock	79,094,881	92,524,900
Interest in Certus Fund	89,265,486	75,873,107

* Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $17 million as follows:

Investments at Fair Value:
Mutual Funds	$ 834,295
Dominion Common Stock	13,846,952

Investments at Estimated Fair Value:
Common/Collective Trust	2,488,471

Total	$17,169,718

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002
Net Assets:
Investments:
Dominion Common Stock	$1,251,460	-
Common/Collective Trusts	5,061	-
Total Investments	1,256,521	-

Receivables:
Securities Sold	19,024	-
Interest	2	-
Total receivables	19,026	-

Total Assets	1,275,547	-

Liabilities:
Payables for Investments Purchased	23,694	-

NET ASSETS AVAILABLE FOR BENEFITS	$1,251,853	-

Year Ended December 31, 2003

Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$ 220,281
Dividend Income	58,935
Interest	44
Contributions	1,473,639
Benefits Paid to Participants	(124,605)
Administrative Expenses	(183)
Transfers to Participant-Directed Investments	(16,069)
Transfers of Participants' Assets to Other Plans	(360,189)

Net Increase in Net Assets	$1,251,853

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Certus Fund was approximately 15%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:
	December 31, 2003	December 31, 2002

Guaranteed Investment Contracts (contract value)	$555,629,940	$485,616,190
Short-term Investment Fund (estimated fair value)	20,417,672	26,508,803
Corporate Debt Instruments	5,115,332	─
Registered Investment Companies	10,462,036	─
Cash	19,051	794,889
Interest Receivable	2,080,126	5,711,632
Total	$593,724,157	$518,631,514

Investment income for the Certus Fund is as follows:
Year Ended December 31, 2003

Interest	$28,406,269
Net Appreciation in Fair Value of Investments	193,981
Less: Investment Expenses	1,726,914
Total	$26,873,336

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2003 and 2002 was $613 million and $545 million, respectively. The average yield and crediting interest rates at December 31, 2003 and 2002 was approximately 4.90% and 5.77% respectively. Average duration of investment contracts within the Certus Fund was 3.25 years at December 31, 2003 and 2.82 years at December 31, 2002. The crediting interest rates used to determine fair value for the contracts as of December 31, 2003 ranged from 2.74% to 7.32%.

Dresdner Fund: As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Dresdner Fund was approximately 12% and 16%. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments in the Dresdner Fund Master Trust:
	December 31, 2003	December 31, 2002

Dresdner Fund	$48,084,699	$31,906,649
Total	$48,084,699	$31,906,649

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2003

Interest	$ 30,702
Dividends	429,822
Net appreciation in fair value of investments	6,686,798
Total	$7,147,322

7. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on August 12, 2003, in which the Internal Revenue Service stated that the Plan, as amended through December 20, 2002, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. PLAN CHANGES

On January 16, 2003, Dominion Transmission, Inc. and Hope Gas, Inc. signed an agreement with the United Gas Workers' Union who represents the employees of the Dominion Transmission, Inc. and Hope Gas, Inc., renewing the 1998 to 2002 collective bargaining agreement for a period of 3 years beginning on April 1, 2002, and continuing through April 1, 2005. According to the agreement, the Plan changed to a calendar year plan effective January 1, 2003. The following is a summary of the significant changes:

Plan Name Change

Dominion Transmission and Hope Gas Union Savings Plan

Company Match

The Company match is invested in the Dominion Stock Fund and is calculated as follows:

Less than 20 years of service - 50% match (up to 3% of compensation)

20 or more years of service - 66.7% match (up to 4% of compensation)

Investment Options

There are 14 investment funds that offer a range of investment choices. Employees may allocate their assets among the following investment options:

Certus Stable Value Fund	Dresdner Large Cap Growth Fund
EB Mellon Total Return Fund	Large Cap Value Fund
Capital Guardian Balanced - Moderate	Small Cap Value Fund
Capital Guardian Balanced - Conservative	Small Cap Growth Fund
Capital Guardian Balanced - Aggressive Growth	Euro Pacific Growth Fund
Mellon S&P 500 Index Daily Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
FORM 5500 SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Description	Cost	Current Value

Dominion Resources, Inc. Common Stock*	$ 59,952,398	$ 80,346,341

Interest in Master Trusts:
Dresdner Large Cap Growth Fund	4,756,891	5,547,983
Certus Stable Value Fund	81,287,471	89,265,486
	86,044,362	94,813,469

Common/Collective Trusts:
EB Temporary Investment Fund	324,945	324,945
TBC INC Pooled Employee Fund - Daily Liquidity	16,673	16,673
Capital Guardian Balanced - Conservative	468,637	524,200
Capital Guardian Balanced - Moderate	1,397,892	1,600,069
Capital Guardian Balanced - Aggressive Growth	1,711,223	1,854,781
Large Cap Value Fund	203,614	245,252
Wilshire 4500 Index Fund	319,772	355,720
Mellon S&P 500 Index Daily Fund	5,825,080	6,463,786
EB Mellon Total Return Fund	973,114	1,041,317
	11,240,950	12,426,743

Mutual Funds:
Small Cap Value Fund	1,380,992	1,828,547
Small Cap Growth Fund	369,861	402,364
Real Estate Fund	194,039	207,018
Euro Pacific Growth Fund	1,012,667	1,177,075
	2,957,559	3,615,004

Loans to Participants	3,341,832	3,341,832

TOTAL ASSETS HELD FOR INVESTMENT	$ 163,537,101	$ 194,543,389

* Permitted party-in-interest

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS
UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

258,181	Dominion Resources Inc. Common Stock*	$ -	$ 15,355,097	$ -	$ -	$ -
627,330	Dominion Resources Inc. Common Stock*	-	-	38,128,283	28,828,438	9,299,845
15,651,504	EB Temporary Investment Fund	-	15,651,504	-	-	-
15,376,091	EB Temporary Investment Fund	-	-	15,376,091	15,376,091	-

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO (name of plan)

Date: July 14, 2004	/s/ Anne M. Grier Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee